Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

November 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company

Post-Effective Amendment No. 2 to

Registration Statement on Form S-3 (File No. 333-211121)1

Termination of the Offering—Response to SEC Staff Comments

Commissioners:

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 with respect to certain group or individual fixed contingent annuity contracts (“Contracts”) is being filed in response to comments received from the SEC staff by telephone on Monday, November 19, 2018. For convenience, each staff comment is presented below, followed by our response.

Comment #1: Please file another round of Post-Effective Amendments, and include in the Explanatory Note disclosure to the effect that no other changes are being made to the current prospectus, and all other terms of the current prospectus remain in full force and effect.

Response: Comment complied with. We have filed another round of Post-Effective Amendments, and included the additional disclosure in the Explanatory Note.

Comment #2: Please incorporate TALIC’s 10-K financials by reference, as well as subsequent filings and include an updated auditor’s consent exhibit.

Response: Comment complied with. We have incorporated TALIC’s 10-K financials by reference, as well as subsequent filings, and we have included an updated auditor’s consent exhibit.

Comment #3: In the signature page, please identify which individual serves as the chief accounting officer or comptroller.

Response: Comment complied with. On the signature page, we have identified which individual serves as the chief accounting officer.

[1]

Pursuant to Rule 415(a)(6) of the Securities Act of 1933, as amended (“1933 Act”), the securities registered by this registration statement are unsold securities previously registered for sale pursuant to the Company’s registration statement on Form S-3 (File No. 333-185576).

Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

We believe that we have been fully responsive to the comments provided by the SEC staff, and that our responses do not raise additional issues for the staff’s consideration. If you have any further comments or questions regarding this filing, please contact me directly.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth, Senior Counsel

Transamerica Advisors Life Insurance Company

(720) 488-7884

brian.stallworth@transamerica.com